

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 28, 2010

Mr. Vasant M. Prabhu
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

> RE: **Starwood Hotels & Resorts Worldwide, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 29, 2010**
> **File No. 1-07959**

Dear Mr. Prabhu:

We have reviewed your response letter dated July 14, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proxy Statement on Schedule 14A

Long-term Incentive Compensation, page 28

1. We have reviewed your response to comment no. 3 from our letter dated June 30, 2010 that indicates the performance-based considerations that led to the long-term incentive compensation awards are detailed on pages 23-25 of the proxy statement. Please confirm that in future filings your disclosure regarding the evaluation process and individual assessment will be revised to clarify, if true, that such evaluation process and individual assessment provides the basis for how the compensation committee arrived at the long-term incentive awards for each named executive officer or otherwise disclose specifically how the compensation committee arrived at the long-term incentive award amounts for each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant